

Mail Stop 3561

June 9, 2009

Mr. William E. Mudd
Chief Financial Officer
Churchill Downs Incorporated
700 Central Avenue
Louisville, KY 40208

Re: **Churchill Downs**
             Form 10-K for fiscal year ended December 31, 2008
             Filed March 4, 2009
             File No. 001-33998
             Definitive Proxy Statement – Schedule 14A
             Filed April 28, 2009
             File No. 001-33998

Dear Mr. Mudd:

We note your response to our comment letter to you dated May 8, 2009 and have the following additional comments.

Form 10-K

1. We note your response to our prior comment 6. Please note that all exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile the Amended and Restated Credit Agreement to include all attachments, schedules and exhibits in full. To the extent Amendment No. 1 to the Amended and Restated Credit Agreement amended and restated any of the attachments, schedules or exhibits to the original credit agreement, please file such attachments, exhibits and schedules in full.

Schedule 14A

2008 Performance Target and Results, page 27

2.   We note your response to our prior comment 7. Please confirm that the examples of "improvement of customer service in specific business areas, innovation of new products and services, cost reduction initiatives expanding or contracting the reach of certain operations and new marketing and sales initiatives" noted in your response represent the full list of Individual Objectives and Unit Objectives used to determine executive compensation. Alternatively, please provide us with the full list of Individual Objectives and Unit Objectives that were used to determine executive compensation.

3.   We note your response to our prior comment 7. In future filings, please provide a general discussion of your Individual Objectives and Unit Objectives, including the level of difficulty of achieving such goals and objectives.

Long-Term Incentives, page 28

4.   We note your response to our prior comment 8 and reissue in part. In future filings, please disclose the EBITDA performance targets for each executive officer and provided quantitative detail regarding what you consider "significant" improvements in EBITDA.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Chanda DeLong at (202) 551-3490. If you need further assistance, you may contact me at (202) 551-3574.

Regards,

Julie F. Bell
Attorney-Advisor